

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2023

Mattia Tomba
Co-Chief Executive Officer
Alchemy Investments Acquisition Corp 1
850 Library Avenue, Suite 204-F
Newark, DE 19711

>   **Re: Alchemy Investments Acquisition Corp 1**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed April 5, 2023**
>   **File No. 333-268659**

Dear Mattia Tomba:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed April 5, 2023

Risk Factors, page 33

1.   Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with:
     - liquidations that are not implemented to fall within the meaning of "complete liquidation" in Section 331 of the Internal Revenue Code,
     - extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and

- de-SPACs, depending on the structure of the de-SPAC transaction.

Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Tamar Donikyan, Esq.